Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 24, 2011 to

Prospectus dated June 8, 2009

Registration No. 333-159841

Aon Corporation

TERM SHEET

$500,000,000 3.125% SENIOR NOTES DUE 2016

Issuer:	Aon Corporation

Securities:	3.125% Senior Notes due 2016

Legal Format:	SEC Registered

Amount:	$500,000,000

Ranking:	Senior Unsecured

Expected Ratings(1):	Moody’s Investors Service: Baa2 Standard & Poor’s: BBB+ Fitch: BBB+

Trade Date:	May 24, 2011

Settlement Date (T+3):	May 27, 2011

Maturity Date:	May 27, 2016

Reference Treasury:	2.000% due April 30, 2016

Reference Treasury Yield and Price:	1.784% or 101-0+

Reoffer Spread to Treasury:	+135 bps

Reoffer Yield:	3.134%

Coupon:	3.125%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:

Semi-annually in arrears on May 27 and November 27, beginning on November 27, 2011, to persons who are registered holders at the close of business on the May 12 or November 12, as the case may be, immediately preceding the applicable interest payment date

Price to Public:	99.959%

Proceeds to Issuer (before expenses):	$497,295,000

CUSIP / ISIN:	037389AY9 / US037389AY94

Optional Redemption:

We may redeem some or all of any series of Notes at any time at 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Make-Whole Premium:	+25 basis points

Book Running Managers:	Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Manager:	Goldman, Sachs & Co.

Co-Managers:	Aon Benfield Securities, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBS Securities Inc.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Bookrunning Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649,  or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.